SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________ TO _______________

Commission file number 001-15014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN
(Formerly the UNITED STATES EMPLOYEES’
SUN ADVANTAGE SAVINGS AND
INVESTMENT PLAN)
(Full title of the Plan)

One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
(Address of the Plan) (Zip Code)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUN LIFE FINANCIAL INC.
(Name of the Issuer)

150 King Street, West, Suite 1400
Toronto, Ontario Canada M5H 1J9
(Address of the Issuer's Principal Executive Office) (Zip Code)

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Items 1-3. The audited statement of financial condition and the audited statement of income and changes in plan equity are omitted pursuant to Item 4 of Form 11-K.

Item 4. Financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA:

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

INDEX TO FORM 11-K

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-14

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2009:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	15-16

SIGNATURES	17

INDEX TO EXHIBITS	18

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Sun Life Financial (U.S.) Services Company, Inc.
Sun Advantage Savings and Investment Plan
Wellesley Hills, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the Sun Advantage Savings and Investment Plan (formerly the United States Employees’ Sun Advantage Savings and Investment Plan) (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
June 18, 2010

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Participant-directed investments, at fair value:
Cash	$ 380,904	$ 270,779
Mutual funds	208,130,083	137,131,024
Vanguard Retirement Savings Trust II	66,369,462	59,577,342
Sun Life Financial Stock Fund	8,170,897	5,081,752
Assets held in Self-Managed Accounts	3,354,577	1,546,511
Participant loans	4,271,842	3,460,902

Total investments	290,677,765	207,068,310

Employer contributions receivable	322,704	3,945,660

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	291,000,469	211,013,970

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(1,434,786)	778,897

NET ASSETS AVAILABLE FOR BENEFITS	$ 289,565,683	$ 211,792,867

See notes to financial statements.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

INVESTMENT ACTIVITY:
Net appreciation (depreciation) in fair value of investments	$ 48,772,630	$ (81,605,229)
Interest	2,212,276	2,671,957
Dividends	4,160,282	5,460,154

Total investment activity	55,145,188	(73,473,118)

CONTRIBUTIONS:
Employer	20,050,923	25,714,810
Participants	18,000,813	20,579,519
Participant rollovers	2,418,012	2,007,031

Total contributions	40,469,748	48,301,360

DEDUCTIONS:
Benefits paid directly to participants	17,842,120	19,818,997

NET INCREASE (DECREASE)	77,772,816	(44,990,755)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	211,792,867	256,783,622

End of year	$ 289,565,683	$ 211,792,867

See notes to financial statements.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF THE PLAN

Effective December 31, 2009 the United States Employees’ Sun Advantage Savings and Investment Plan changed its name to the Sun Advantage Savings and Investment Plan (the “Plan”).  Also, effective December 31, 2009, the sponsor of the Plan was changed from Sun Life Assurance Company of Canada (U.S.) to Sun Life Financial (U.S.) Services Company, Inc. (each the “Company” or the “Plan Sponsor”).

The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan was established for the benefit of the Company’s U.S. employees and the U.S. employees of its affiliates that elected to become participating employers under the Plan.  The purpose of the Plan is to permit eligible employees of the Company and participating employers to defer and receive employer-matching contributions in order to provide funds for employees in the event of death, disability, unemployment and retirement.  Any employee, 21 years or older, is eligible to become a participant in the Plan as soon as administratively feasible after his or her first day of employment.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan includes a Retirement Investment Account (“RIA”) for the participants of the Plan, including certain participants of the Sun Life Financial (U.S.) Services Company, Inc. Retirement Income Plan ("Defined Benefit Plan") whose benefits under the Defined Benefit Plan were frozen as of December 31, 2005.  The RIA participants of the Plan have additional employer contributions made to the Plan as discussed below.

Effective November 7, 2007, Independent Financial Marketing Group, Inc. (“IFMG”) ceased to be an Affiliated Employer under the Plan because of the acquisition of IFMG's capital stock by LPL Holdings, Inc. As of that date, the Plan was amended to allow IFMG to continue as a participating employer. Effective December 9, 2008, the Plan was amended to eliminate IFMG as a participating employer.

Contributions - Once an employee becomes eligible to participate in the Plan, he or she may elect to become a participant in the 401(k) account by entering into a salary reduction agreement.  The agreement provides that the participant agrees to accept a reduction in compensation in an amount equal to 1% to 60% of his or her compensation.  In addition, participants who are age 50 and greater at the end of the calendar year can make up to $5,500 in catch-up contributions. During 2009, the Plan adopted a feature allowing after-tax Roth contributions which can either replace or complement the 401(k) pre-tax contributions. Similar to 401(k) contributions, Roth contributions can be made in an amount equal to 1% to 60% of his or her compensation. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations. Participants also may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participating employers contribute an amount equal to 50% of the first 6% of compensation that a participant contributes to the Plan.

The Company also contributes to the RIA a percentage of participant’s eligible compensation as determined per the following chart based on the sum of the participant’s age and service on January 1 of the applicable plan year–

Age Plus Service	Company Contribution
Less than 40	3%
At least 40 but less than 55	5%
At least 55	7%

For RIA participants who are at least age 40 on January 1, 2006 and whose age plus service on January 1, 2006 equals or exceeds 45, the Company also contributes to the RIA from January 1, 2006 through December 31, 2015, a percentage of the participant’s eligible compensation as determined per the following chart based on the participant’s age and service on January 1, 2006 –

	Service
Age	Less than 5 years	5 or more years
At least 40 but less than 43	3.0%	5.0%
At least 43 but less than 45	3.5%	5.5%
At least 45	4.5%	6.5%

For RIA participants who did not become participants in the Defined Benefit Plan before January 1, 2006, the Company made a one-time RIA contribution in January 2006 based on the applicable percentage from the first chart above as of January 1, 2006 and their eligible compensation paid during the period beginning on their hire date and ending on December 31, 2005.

As of December 31, 2008, the Plan recorded a $3,511,216 one time discretionary RIA contribution receivable from the Company. The contribution was paid into the Plan in March 2009.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, the participating employer's matching contribution, and allocations of Plan earnings, and charged with an allocation of Plan losses and investment related expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.  Participant selections of one or more of the investment options must be in multiples of 1%.  Participating employer matching contributions are invested in accordance with participant investment allocations.  The Plan currently offers many mutual funds, the Sun Life Financial Stock Fund (a party-in-interest), a self-managed account and a stable value fund as investment options for participants.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the participating employer's contribution portion of their accounts is based on years of continuous service.  A participant vests at the rate of 20% per year of credited service and is 100% vested after five years of credited service. A participant is fully vested in his or her share of the participating employer contributions upon retirement at normal retirement age or older, disability, or death, regardless of the length of service.

Participant Loans - A participant may borrow up to 50% of his or her vested account balance with a minimum loan balance of $1,000 and a maximum loan balance of $50,000.  Repayment is effected through payroll deductions over a period of one to five years for non-mortgage loans and over a period of one to fifteen years for mortgage loans.  Loan repayments are credited against investments, as allocated in the participant's account.  The loans are secured by the balance in the participant's account and bear interest at local prevailing rates at the time funds are borrowed. At December 31, 2009, interest rates range from 3.25% to 8.50%.  Maturity dates are through November 15, 2024.

Payment of Benefits - The Plan provides for normal retirement benefits to be paid to participants who have reached the age of 65.  If the participant's service with the participating employer terminates, other than by reason of retirement, the participant may elect to receive his or her distribution following his or her termination of employment.  Distributions will be made in installments or in a lump sum, except if the participant's account balance is $5,000 or less, in which case payment will be made only in a lump sum.

Forfeitures - In the event that a participant terminates service prior to completing five years with the participating employer, the nonvested portion of his or her account will be forfeited.  At December 31, 2009 and 2008, forfeited amounts not yet allocated totaled $66,192 and $43,523, respectively.  These accounts will be used to reduce future participating employer matching contributions.  Employer contributions were reduced by $1,281,214 and $1,507,574 from forfeited nonvested accounts for the years ended December 31, 2009 and 2008, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment instruments, including mutual funds, stable value funds, and common stocks.  Investment securities in general, are exposed to various risks, such as interest rate, credit, and market risk.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near-term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.  Common stock is valued at quoted market prices. Assets held in the self-managed accounts are stated at fair value based on quoted market prices of the assets held in the accounts. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trusts, which are stable value funds, with underlying investments in fully benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value, as discussed below.  Participant loans are stated at the outstanding loan balances, which approximates fair value.

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962 “Plan Accounting – Defined Contribution Pension Plans,” the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan Sponsor except for certain fees which are paid by the participants. These fees include loan fees, advisory fees, and fund redemption fees. For the years ended December 31, 2009 and 2008, these fees which totaled $53,249 and $47,580, respectively, are included in benefits paid directly to participants in the statements of changes in net assets available for benefits.

Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of IRC limits.

New and Adopted Accounting Pronouncements - In June 2009, the FASB issued FASB ASC Topic 105, “Generally Accepted Accounting Principles.”  This guidance establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP.  FASB ASC Topic 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009.  The Plan adopted FASB ASC Topic 105 on December 31, 2009 and has updated its referencing for all accounting standards in these financial statements.

The Plan has adopted certain provisions of FASB ASC Topic 855, “Subsequent Events,” which were issued in May 2009.  This topic requires evaluation of subsequent events through the date that the financial statements are issued or are available to be issued.  FASB ASC Topic 855 sets forth the period under which the reporting entity should evaluate the subsequent events to be recognized or disclosed, the circumstances under which the reporting entity should recognize the events or transactions that occur after the balance sheet date, and the disclosures that the reporting entity should make about the subsequent events.

In February 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-09 “Subsequent Events (Topic 855)-Amendments to Certain Recognition and Disclosure Requirements” which removes the requirement for U.S. Securities and Exchange Commission (the “SEC”) filers to disclose the date through which subsequent events have been evaluated.  The ASU No. 2010-09 is effective upon issuance.  Events that have occurred subsequent to December 31, 2009 have been evaluated by the Plan in accordance with ASU No. 2010-09.

The Plan has adopted certain provisions of FASB ASC Topic 820, “Fair Value Measurements,” which were issued in April 2009.  This issuance provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased in relation to normal market activity for the asset or liability, as well as guidance on identifying circumstances that indicate a transaction is not orderly.  FASB ASC Topic 820 also requires annual and interim disclosure of the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any during the period, and definitions of each major category for equity and debt securities, as described in FASB ASC Topic 320.  The Plan adopted the above-noted aspects of FASB ASC Topic 820 on December 31, 2009; such adoption did not have a material impact on the Plan’s financial statements.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset per Share (or Its Equivalent) (“ASU 2009-12”), which amended ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall. ASU No. 2009-12 is effective for the first reporting period ending after December 15, 2009. ASU No. 2009-12 expands the required disclosures for certain investments with a reported net asset value. ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted ASU No. 2009-12 on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments.

Accounting Pronouncements Not Yet Adopted — In August 2009, the FASB issued ASU No. 2009-05, “Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value.”  This update amends FASB ASC Topic 820 and provides clarification regarding the valuation techniques required to be used to measure the fair value of liabilities where quoted prices in active markets for identical liabilities are not available.  In addition, this update clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability.  The guidance provided in ASU No. 2009-05 is effective for the first reporting period, including interim periods, beginning after issuance.  The Plan adopted this guidance on January 1, 2010.  The adoption of this guidance did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued ASU 2010-06 “Fair Value Measurement and Disclosures (Topic 820)-Improving Disclosure about Fair Value Measurements,” which provides amendments to FASB ASC Topic 820 “Fair Value Measurements and Disclosures” that will provide more robust disclosures about the following:

➢ The different classes of assets and liabilities measured at fair value;
➢ The valuation techniques and inputs used;
➢ The transfers between Levels 1, 2, and 3; and
➢ The activity in Level 3 fair value measurements.

Certain new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 31, 2009.  Disclosures about purchases, sales, issuances and settlements in the roll-forward of activities in Level 3 are effective for fiscal years beginning after December 15, 2010.  The Plan adopted this guidance on January 1, 2010, and will include the new disclosures prospectively, as required.

3.	PLAN ADMINISTRATOR AND TRUSTEE

The Benefit Plans Committee (the "Committee") is the named Plan Administrator of the Plan.  At December 31, 2009, the Committee consisted of seven members.  State Street Bank and Trust Company is the named Trustee of the Sun Life Financial (U.S.) Services Company, Inc. Sun Advantage Savings and Investment Plan.

4.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated October 29, 2002, in which the Internal Revenue Service stated that the Plan and related trust as then designed were in compliance with the applicable regulations of the IRC.  The

Plan has been amended since receiving the determination letter and the Company refiled an application for a favorable determination on January 29, 2010. The IRS acknowledged receipt of the application in a letter to the Company, dated February 23, 2010.  The Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	INVESTMENTS

The Plan's investments that represented 5% or more of the fair value of the Plan's net assets available for benefits as of December 31 were as follows:

	2009	2008
Mutual funds
MFS Total Return Fund	$ 15,769,278	$ 13,861,377
Fidelity Blue Chip Growth Fund	-	10,955,809
Vanguard Institutional Index Fund	31,148,775	18,720,762
Vanguard Total Bond Market Index Fund	15,994,575	12,643,328
Vanguard Morgan Growth Fund	27,656,108	-
Fidelity Advisor Diversified International Fund	-	10,736,438
Common collective trust
Vanguard Retirement Savings Trust II	66,369,462	59,577,342

During 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated (depreciated) in value by $48,772,630 and $(81,605,229), respectively, as follows:

2009
Mutual funds
Domestic Stock Funds	$ 32,398,233
Balanced Funds	4,244,834
International Stock Funds	6,958,934
Fixed Income Funds	2,180,363
Total mutual funds	45,782,364

Sun Life Financial Stock Fund	1,729,437
Assets held in Self-Managed Accounts	1,260,829
Net appreciation in fair value of investments	$ 48,772,630

2008
Mutual funds	$ (73,751,048)
Sun Life Financial Stock Fund	(6,553,326)
Assets held in Self-Managed Accounts	(1,300,855)
Net depreciation in fair value of investments	$ (81,605,229)

FASB ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels (i.e., Level 1, 2 and 3).  Level 1 inputs are observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.  Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities.  Level 3 inputs are unobservable inputs reflecting the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability.

The following table discloses the fair value hierarchy for Plan investments as of December 31, 2009:

Participant-directed investments, at fair value	Level 1	Level 2	Level 3	Total

Mutual funds
Balanced funds	$ 24,897,551	$ -	$ -	$ 24,897,551
Domestic stock funds	125,166,808	-	-	125,166,808
Fixed income funds	30,445,479	-	-	30,445,479
International stock funds	27,620,245	-	-	27,620,245
Total mutual funds	208,130,083	-	-	208,130,083

Cash	380,904	-	-	380,904
Vanguard Retirement Savings Trust II	-	66,369,462	-	66,369,462
Sun Life Financial Stock Fund	8,170,897	-	-	8,170,897
Assets held in Self-Managed Accounts	3,354,577	-	-	3,354,577
Participant loans	-	-	4,271,842	4,271,842
Total participant-directed investments, at fair value	$ 220,036,461	$ 66,369,462	$ 4,271,842	$ 290,677,765

The following table discloses the fair value hierarchy for Plan investments as of December 31, 2008:

Participant-directed investments, at fair value	Level 1	Level 2	Level 3	Total
Cash	$ 270,779	$ -	$ -	$ 270,779
Mutual funds	137,131,024	-	-	137,131,024
Vanguard Retirement Savings Trust II	-	59,577,342	-	59,577,342
Sun Life Financial Stock Fund	5,081,752	-	-	5,081,752
Assets held in Self-Managed Accounts	1,546,511	-	-	1,546,511
Participant loans	-	-	3,460,902	3,460,902
Total participant-directed investments, at fair value	$ 144,030,066	$ 59,577,342	$ 3,460,902	$ 207,068,310

The following table shows a reconciliation of the beginning and ending balances for Plan assets which are categorized as Level 3.

Participant loans	2009	2008
Beginning balance January 1	$ 3,460,902	$ 3,332,882
Purchases, issuances and settlements	810,940	128,020
Ending balance December 31	$ 4,271,842	$ 3,460,902

7.
STABLE VALUE FUND

The Vanguard Retirement Savings Trust II (the “Trust”), is a collective investment trust established on August 31, 2001, under Section 404 of the Pennsylvania Banking Code.  The Trust provides for the collective investment of assets of tax-exempt pension and profit-sharing plans. The Trust invests solely in Vanguard Retirement Savings Trust Master Trust (“VRST Master Trust”). The underlying investments in VRST Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts, and bond mutual funds that are selected by the Trustee, Vanguard Fiduciary Trust Company.  The issuers’ ability to meet these obligations may be affected by economic developments in their respective companies and industries. An investment in the Trust is neither insured nor guaranteed by the U.S. government or by Vanguard, and there is no assurance that the VRST Master Trust will be able to maintain a stable net asset value of $1 per unit.

Investments held by the Trust are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets of the Trust attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined-contribution plans. Traditional investment contracts issued by insurance companies and banks are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value.  For traditional investment contracts, fair value compromises the expected future cash flows for each contract discounted to present value.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  The crediting rate on traditional contracts is typically fixed for the life of the investment.

The Trust imposes certain restrictions on the Plan, and the Trust itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Trust to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Limitations on Contract Value Transactions — Any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. The following events may limit the ability of the Trust to transact at contract value:

➢ Partial or complete legal termination of the Trust or a unit holder
➢ Tax disqualification of the Trust or unit holder
➢ Certain Trust amendments if issuers’ consent is not obtained

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of participant, employer, or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform the pre-established investment guidelines.

8.	EXEMPT PARTY-IN-INTEREST

An affiliate of the Plan Sponsor manages several mutual fund investment options within the Plan.  These investments include MFS High Income Fund and MFS Total Return Fund, each of which is an investment company registered under the Investment Company Act of 1940. Investment advisory fees are paid from the funds to the affiliate.

At December 31, 2009 and 2008, the Plan held 284,502 and 219,609 shares, respectively, of common stock of Sun Life Financial Inc., an affiliate of the Plan Sponsor, with cost bases of $8,915,782 and $7,821,895, respectively.  During the years ended December 31, 2009 and 2008, the Plan recorded dividend income from such securities of $380,904 and $211,983, respectively.  These transactions qualified as permitted party-in-interest transactions.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of total investments per the statements of net assets available for benefits to the Form 5500 as of December 31, 2009 and 2008.

	2009	2008

Total investments, at fair value, per the financial statements	$ 290,677,765	$ 207,068,310
Adjustment from fair value to contract value for fully
benefit-responsive investment contract	(1,434,786)	778,897
Total investments per Form 5500	$ 289,242,979	$ 207,847,207

10.	VOLUNTARY CORRECTION PROGRAM (“VCP”)

On August 14, 2008, the Company filed an application for a compliance statement from the IRS under the Employee Plans Compliance Resolution System VCP. The compliance statement was sought to resolve two operational failures relating to the terms of the Plan not being followed in 2007.  The Company received a compliance statement dated January 30, 2009 from the IRS approving the acceptability of the Company's proposed corrective action.

11.	SUBSEQUENT EVENT

Effective March 31, 2010, the Trustee of the Plan was changed from State Street Bank and Trust Company to ING National Trust.

* * * * * *

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009
(a)	(b) Identity of Issue,	(c) Description of Investment,	(d) Cost**	(e) Current
	Borrower, Lessor	Including Collateral, Rate		Value
	or Similar Party	of Interest, Maturity Date,
		Par or Maturity Value
	Vanguard	Vanguard Retirement Savings Trust II – Common Collective Trust
		64,934,676 shares		$ 64,934,676
		Mutual funds:
*	Massachusetts Financial Services	MFS High Income Fund -
		1,970,761.330 shares		6,365,559
		MFS Total Return Fund -
		1,201,011.250 shares		15,769,278
	Fidelity Investments	Fidelity Low-Priced Stock Fund -
		191,337.041 shares		6,111,305
		Fidelity Small Cap Stock Fund -
		642,731.764 shares		10,245,144
		Fidelity Advisor Diversified International Fund -
		952,824.703 shares		14,320,955
	Vanguard	Vanguard Growth Index Fund -
		88,812.402 shares		2,246,954
		Vanguard Institutional Index Fund -
		305,440.034 shares		31,148,775
		Vanguard Total Bond Market Index Fund -
		1,545,369.534 shares		15,994,575
		Vanguard Mid-Cap Index Fund -
		79,636.539 shares		1,302,854
		Vanguard Small Cap Index Fund -
		51,333.623 shares		1,411,161
		Vanguard Inflation-Protected Securities Fund -
		328,005.910 shares		8,085,346
		Vanguard Value Index Fund -
		113,133.148 shares		2,107,671
		Vanguard Morgan Growth Fund -
		584,448.611 shares		27,656,108
	JP Morgan	JP Morgan Mid Cap Growth Fund -
		707,504.923 shares		12,961,490
	T. Rowe Price	T. Rowe Price International Stock Fund -
		1,055,499.168 shares		13,299,290
		T. Rowe Price Equity Income Fund -
		363,296.592 shares		7,625,595
		T. Rowe Price Mid-Cap Value Fund -
		675,639.447 shares		13,999,249
		T. Rowe Price Retirement Income Fund -
		10,500.519 shares		128,211
		T. Rowe Price Retirement 2010 Fund -
		12,165.087 shares		169,703
		T. Rowe Price Retirement 2015 Fund -
		100,544.384 shares		1,072,809
		T. Rowe Price Retirement 2020 Fund -
		55,112.305 shares		804,640
		T. Rowe Price Retirement 2025 Fund -
		175,625.794 shares		1,863,390

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009
(a)	(b) Identity of Issue,	(c) Description of Investment,	(d) Cost**	(e) Current
	Borrower, Lessor	Including Collateral, Rate		Value
	or Similar Party	of Interest, Maturity Date,
		Par or Maturity Value
		T. Rowe Price Retirement 2030 Fund -
		63,207.979 shares		$ 955,705
		T. Rowe Price Retirement 2035 Fund -
		128,193.834 shares		1,365,264
		T. Rowe Price Retirement 2040 Fund -
		76,832.558 shares		1,164,013
		T. Rowe Price Retirement 2045 Fund -
		80,597.157 shares		814,031
		T. Rowe Price Retirement 2050 Fund -
		77,394.716 shares		656,307
		T. Rowe Price Retirement 2055 Fund -
		16,014.387 shares		134,201
	American Funds	American Funds The New Economy Fund -
		78,528.269 shares		1,770,027
	Alger	Alger SmallCap and MidCap Growth Fund -
		32,136.293 shares		413,273
	Alliance Bernstein	Alliance Bernstein Small /Mid Cap Value Fund -
		26,055.401 shares		368,682
	Selected American	Selected American Fund -
		155,664.904 shares		5,798,518
		Total Mutual Funds		208,130,083
	Self-Managed Accounts	Self-Managed Accounts -		3,354,577
*	Sun Life Financial	Sun Life Financial Stock Fund -
		284,502 shares		8,170,897
*	Plan participants	Loans to participants, secured by underlying
		participant account balances, interest rates
		from 3.25% to 8.5%, maturity dates through 2024		4,271,842
	State Street	Cash - State Street Research Short Term Investment Fund - 380,904 shares		380,904
		TOTAL INVESTMENTS PER FORM 5500		$ 289,242,979

* Party-in-interest. ** Cost is not required for participant directed investments and therefore has not been included.

.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN
(Name of Plan)

By: /s/ Robert J. De Clercq
Robert J. De Clercq
Member Benefit Plans Committee

Dated: June 23, 2010

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm